Registrant	Assets as of January 1, 2016 (in thousands)	Minimum Required Bond Amount
Madison Funds	$2,046,123	$1,700,000
Ultra Series Fund	$2,176,510	$1,700,000
Madison Strategic Sector Premium Fund	$72,796	$400,000
Madison Covered Call and Equity Strategy Fund	$163,366	$600,000
Total Required Bond		$4,400,000
Total Amount of Joint Bond		$5,000,000